SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 4, 2007 at 12.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso is upgrading board quality at its Imatra mills

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it is investing EUR 15 million to upgrade board manufacturing at its Imatra mills in Finland to meet customers’ developing quality requirements. The project is scheduled to start in July 2007 and be completed in September 2008. As a consequence of this quality-driven investment, the annual production capacity of board machine 5 will increase from 240 000 to 250 000 tonnes of liquid packaging board (LPB).

Stora Enso’s Imatra mills, which have a total annual production capacity of 1.1 million tonnes, produce packaging board, graphical board and paper. Liquid packaging boards are manufactured for all the main types of liquid packaging. End uses of Stora Enso LPB include a great variety of food products such as milk, soup, spices, water, yoghurt and juice, as well as various non-food products such as liquid detergents and fabric softeners.

“We are very pleased to announce this investment, which demonstrates Stora Enso’s unceasing commitment to quality improvement. This investment will secure Imatra’s long-term competitiveness in liquid packaging board and enable the mill to satisfy its customers’ increasing quality demands”, says Anders Harbäck, Vice President of Liquid Packaging Boards Ambient.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Anders Harbäck, VP, Liquid Packaging Boards Ambient, tel. +46 1046 54045

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel